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                                                                    EXHIBIT 99.1

                                                                             RBA
                                                                          LISTED
[RITCHIE BROS. AUCTIONEERS LOGO]                                            NYSE

                                  NEWS RELEASE

Contact:      BOB ARMSTRONG, VP - INVESTOR RELATIONS
              Ritchie Bros. Auctioneers
              Tel: (604) 273-7564 or 1-800-663-8457
              Email: barmstrong@rbauction.com


FOR IMMEDIATE RELEASE: May 17, 2002

                 RITCHIE BROS. AUCTIONEERS ANNOUNCES CHANGES TO
                 MANAGEMENT TEAM; EXPANDS IN KEY ALBERTA MARKET

VANCOUVER, BRITISH COLUMBIA -- Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced several planned changes to its senior management team and an expansion of its operations in Northern Alberta.

MANAGEMENT CHANGES

C. Russell Cmolik, President and Chief Operating Officer of Ritchie Bros. will be retiring from the Company on August 31, 2002. In announcing his plans to employees and the Company's Board of Directors, Russ noted: "During my 29 years with Ritchie Bros. we have enjoyed continuous growth and have built a great organization. In the past 5 years alone we have doubled the size of the Company, dramatically expanded our network of offices and auction sites around the world, and launched Internet initiatives that have placed us at the forefront of technology in the used equipment world. I am extremely proud to have been a part of these accomplishments."

David E. Ritchie, Chairman and CEO of the Company commented: "Russ has done a tremendous job of managing our operations; and he has built a management team that is ready to step up to the plate and take this company forward." According to Russ, "I have always viewed the development of our young managers as my number one responsibility. Watching them grow into leaders has been the best part of my job. The team that will be running the Company has an incredible depth of talent and experience. My retiring from the Company at this time will result in a smooth transition and that is the most valuable way for me to contribute to the long term success of Ritchie Bros. The Company has never been in better hands." Russ remains a member of the Board of Directors and intends to maintain a significant ownership position in the Company.

According to Dave Ritchie, "On behalf of all Ritchie Bros. employees and customers, I want to thank Russ for his many years of dedication, leadership and plain old hard work. The Ritchie Bros.

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of 2002 is a very different company than the one we were running 30 years ago and Russ deserves much of the credit. We have never been better positioned to take advantage of the numerous opportunities in front of us. Russ' legacy will undoubtedly be the management bench strength he developed and I am firmly committed to working with this team as we take the Company to the next level." Russ added: "The other members of our management team are ready, willing and able to lead this Company. I have enjoyed more than my fair share of accomplishments - it's time to let the rest of the guys have some of the fun."

Several members of Ritchie Bros. current senior management team will assume new responsibilities. David E. Ritchie remains Chairman and CEO. Dave has been with the Company since founding it with his brothers in the 1950s. On behalf of the Board of Directors, Dave is pleased to announce the following management appointments, effective July 1, 2002:

Randall J. Wall will assume the position of President and Chief Operating Officer and will report to Dave Ritchie. Randy, age 42, has been with Ritchie Bros. for 14 years and has held numerous head office and field management positions with the Company, including Manager of Auction Site Development, Manager of Training, Territory Manager (front line sales representative), and three years based in Europe as Managing Director of European and Middle Eastern Operations. He is currently Senior Vice President responsible for the Company's operations in Europe, the Middle East, Africa and the Eastern half of North America. Randy is a Chartered Accountant and worked with predecessor firms of KPMG before joining Ritchie Bros. in 1988.

Peter J. Blake, age 40, will be promoted to Senior Vice President and will retain his position as Chief Financial Officer. He will report to Randy Wall. Peter, a Chartered Accountant, has been with Ritchie Bros. for 11 years and has been a Director of the Company for the past 4 years.

Robert K. Mackay, currently Senior Vice President responsible for the Company's operations in Asia, Australia, South America and the Western half of North America, will be promoted to the position of Executive Vice President and will report to Randy Wall. Rob is 46 years old and has been with Ritchie Bros. for 17 years.

Roger W. Rummel, currently Vice President - Southwest US and Mexico Divisions, will be promoted to Senior Vice President and will report to Rob Mackay. Roger, age 54, was one of the partners of Ritchie Bros. prior to the Company's initial public offering and has been with the Company for 20 years. He is based at the Company's Phoenix, AZ auction facility.

Robert K. Whitsit, currently Vice President - Southeast US Division, will be promoted to Senior Vice President and will report to Randy Wall. Rob was President of Forke Brothers prior to the acquisition of that auction company by Ritchie Bros. in 1999. His combined experience in the industrial auction business spans 24 years. Rob is age 57 and is based at the Company's Atlanta, GA auction facility.

The depth of experience of these managers is extensive - as a group, they have over 125 years of experience in the industrial auction business. Together, these six senior managers will form the Ritchie Bros. Executive Committee.

ALBERTA EXPANSION

In an unrelated development, the Company is announcing an initiative designed to bolster its presence in the used equipment market in Northern Alberta. Ritchie Bros. and All Peace Auctions

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(a Grande Prairie, Alberta based auctioneer of industrial and agricultural equipment) have signed a Letter of Understanding and are now working towards a definitive agreement that will see the All Peace operations becoming part of the Ritchie Bros. organization. According to Dave Ritchie, "expanding our presence in Northern Alberta is important for Ritchie Bros. because of the increasing amount of equipment being deployed in that region. Adding the All Peace team and their Grande Prairie auction facility will allow us to take better advantage of the growth opportunities in Northern Alberta. In addition, All Peace has a successful on-site farm auction division that fits with our strategy to increase sales of agricultural equipment but which services a very different market than the ones on which we have been concentrating. By adding this division, we will be gaining a new revenue stream and a new opportunity for expansion."

Kevin Tink, President of All Peace Auctions, and Dennis Tink, Agricultural Sales Manager, will be assuming management positions with Ritchie Bros. According to Kevin Tink, "We are extremely proud of the strong customer relationships we have developed in the industrial and agricultural auction businesses. By concentrating on providing the highest level of customer service, we have been able to build our company from a small family operation into one of the most respected auction companies in Canada. In order to take our business to a higher level and expand our operations to the fullest extent possible, we have decided to join the Ritchie Bros. team. Having access to the Ritchie Bros. network of people and facilities will allow us to offer a broader array of services to our customers. The Ritchie Bros. people share our commitment to customer service so we know that our customers and employees will feel right at home."

Terms of the transaction were not released.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding the Company's planned management changes, planned All Peace transaction and the Company's future operating results. These risks and uncertainties include: the Company's ability to source equipment for its auctions; the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; potential delays in the construction or development of auction sites; actions of competitors; the ability of the Company to execute its Internet strategy; the ability to consummate the All Peace transaction; and other risks and uncertainties as detailed from time to time in the Company's SEC reports. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.



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For further information, please contact:
Bob Armstrong
VP - Investor Relations
Phone:        604 273 2101
Fax:          604 273 2405
Email:        barmstrong@rbauction.com

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